Exhibit 12
                                                                     Page 1 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
        STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                        UNAUDITED

                                                        Six Months Ended
                                                    June 30,         June 30,
                                                      1995             1994


 OPERATING REVENUES                                 $491 863         $474 302

 OPERATING EXPENSES                                  376 785          405 868
   Interest portion of rentals (A)                     1 067            1 815
       Net expense                                   375 718          404 053

 OTHER INCOME AND DEDUCTIONS:
   Allowance for funds used
     during construction                               2 324            1 795
   Other deductions, net                              (3 629)         (63 134)
       Total other income and deductions              (1 305)         (61 339)

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $114 840         $  8 910

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 23 985         $ 23 391
   Other interest (B)                                  8 555            5 186
   Interest portion of rentals (A)                     1 067            1 815
       Total fixed charges                          $ 33 607         $ 30 392

 RATIO OF EARNINGS TO FIXED CHARGES                     3.42             0.29(D)

 Preferred stock dividend requirement                    772            1 817
 Ratio of income (loss) before provision for
   income taxes to net income (loss) (C)               159.8%           278.8%
 Preferred stock dividend requirement
   on a pre-tax basis                                  1 234            5 065
 Fixed charges, as above                              33 607           30 392
       Total fixed charges and
         preferred stock dividends                  $ 34 841         $ 35 457

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.30             0.25(D)
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                                                                     Exhibit 12
                                                                     Page 2 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
        STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                       UNAUDITED





NOTES:

(A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

(B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,594.

(C) Represents income (loss) before provision for income taxes of $81,233 and $(21,482), for the six months ended June 30, 1995 and June 30, 1994, respectively, divided by net income (loss) of $50,842 and $(7,706), respectively.

(D) Pre-tax earnings for the six months ended June 30, 1994 were inadequate to cover both fixed charges and combined fixed charges and preferred stock dividends. The deficiency in pre-tax earnings for the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends is $21,482 and $26,547, respectively, which represents additional pre-tax earnings needed to reach a one-to-one ratio.
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